CONFORMED

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 8-K

CURRENT REPORT PURSUANT TO SECTION 13 OR 15 (d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 22, 2004

Commission Identification File Number	Exact name of registrant as specified in its charter, state of incorporation, address of principal executive offices, Telephone	I.R.S. Employer Number
1-16305	**PUGET ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-1969407
1-4393.1	**PUGET SOUND ENERGY, INC.** A Washington Corporation 10885 - N.E. 4th Street, Suite 1200 Bellevue, Washington 98004-5591 (425) 454-6363	91-0374630

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions.

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02 Results of Operations and Financial Condition
On October 22, 2004 the Company issued the following press release.

Puget Energy reports third-quarter 2004 earnings

Bellevue, Wash. (October 22, 2004) — Puget Energy (NYSE: PSD) today reported third-quarter 2004 net income of $11.1 million, or $0.11 per share, compared to net income of $9.9 million, or $0.10 per share in the third quarter of 2003.

Summary

	Third Quarter ended September 30	
(in millions except per share data)	**2004**	2003
Revenues	**$515.0**	$490.3
Net Income for common stock	**$11.1**	$9.9
Earnings per share (diluted)	**$0.11**	$0.10

"Third quarter results met our expectations," said Puget Energy President and CEO Steve Reynolds. "We are fulfilling our commitment to provide Puget Sound Energy customers with reliable, low-cost energy, and I am pleased with the progress we are making on our various infrastructure investment initiatives.

"During the third quarter, Puget Sound Energy announced its intent to purchase a 220-megawatt wind farm project in the eastern part of its service territory. As we move forward with our strategic plan, we anticipate continued progress with the pending general rate case," added Reynolds.

Puget Energy today reaffirmed its previously announced earnings guidance for year-end 2004 of $1.20 to $1.30 per diluted share. This guidance assumes normal weather patterns in the fourth quarter of 2004.

Third quarter 2004 summary for Puget Sound Energy (PSE)

- PSE reported income for common stock of $9.6 million for the third quarter of 2004, or $0.10 per diluted share, compared with income for common stock of $8.4 million, or $0.09 per diluted share, for the same period in 2003.

- PSE's electric margin for the third quarter of 2004 increased $9.7 million pretax or $0.06 per diluted share compared with the third quarter of 2003, despite a regulatory disallowance of $2.8 million pretax or $0.02 per diluted share in connection with gas supply costs for the Tenaska generating project as described below. The increase in electric margin is primarily due to PSE not being adversely impacted by excess power costs in the third quarter of 2004 compared to excess power costs of $5.8 million pretax or $0.04 per diluted share for the same period in 2003. PSE's electric margin also increased by $2.5 million pretax as a result of an electric rate tariff increase effective May 24, 2004 designed to recover costs for the Frederickson plant's utility operations and maintenance expenditures. In addition, retail kilowatt-hour sales rose by 3.1 percent in the third quarter of 2004 compared with the same period in 2003.

- Slightly warmer temperatures during the months of July and August in 2004, combined with electric customer growth of 2.3 percent, contributed to the 3.1 percent increase in electric retail kilowatt-hour sales over the same period in 2003. Electric customers increased in the third quarter of 2004 to approximately 994,300 customers.

- PSE's gas margin in the third quarter of 2004 increased by $0.7 million pretax from the same quarter in 2003 as a result of a 0.6 percent increase in therm sales volumes to customers. During the third quarter of 2004, the average number of natural gas customers in PSE's service territory grew by 3.9 percent to approximately 661,000 at September 30, 2004.

- Other operating revenues increased by $2.1 million pretax or $0.01 per diluted share primarily due to net gains from property sales in the third quarter of 2004.

- PSE's third quarter of 2003 financial results included a gain on corporate owned life insurance of $1.7 million after-tax, or $0.02 per diluted share. No similar gains were recorded in the third quarter of 2004.

- PSE's third quarter 2003 financial results reflected a $3.0 million or $0.03 per diluted share, reduction of income tax expense related to true-ups of 2002 tax expense following the company filing its 2002 federal income tax return in the third quarter of 2003. In the third quarter of 2004, PSE's income tax expense increased by $0.3 million as a result of a similar true-up of 2003 federal income tax expense.

- PSE's interest expense and preferred stock dividends decreased in the third quarter of 2004 by $3.5 million after-tax or $0.03 per diluted share compared with the same quarter of 2003, reflecting redemption of high cost debt and preferred stock.

- PSE's energy sales to utility customers are seasonal, with the highest volume of sales occurring during the heating season in the first and fourth calendar quarters and the lowest sales during the third quarter. Under typical operating conditions, PSE's income and common equity are usually at their lowest levels in the third quarter and peak in the first and fourth quarters. The increase in PSE's common equity from its income for common stock of $0.10 per diluted share for the third quarter of 2004 was offset by the $0.25 per common share dividend paid to its parent, Puget Energy. Consequently, PSE's common equity ratio dropped to 39.1 percent at September 30, 2004 from 40.5 percent at June 30, 2004. PSE's common equity ratio was 37.0 percent at September 30, 2003. The company expects PSE's common equity ratio to be above 40 percent by year-end 2004.

Third quarter 2004 summary for InfrastruX Group (InfrastruX)
- InfrastruX, the unregulated utility construction services subsidiary of Puget Energy, reported net income of $1.6 million, or $0.02 per diluted share, in the third quarter of 2004 net of minority interests, which matched results in the third of quarter 2003.

- InfrastruX's net income for the first nine months of 2004 was $4.1 million or $0.04 per diluted share, net of minority interest, as compared with $0.9 million for the first nine months of 2003. InfrastruX's results in the first quarter of 2003 were adversely impacted by harsh weather conditions in the northeast region and in Texas, where InfrastruX has significant operations.

Puget Energy Third Quarter 2004 vs. Third Quarter 2003 EPS Reconciliation

	Cents per diluted share
Puget Energy Q3 2003 Reported Earnings	$0.10
Federal tax benefit in 2003	(0.03)
Gain on corporate owned life insurance in 2003	(0.02)
Increase in electric margin in 2004	0.06
Lower interest expense & preferred stock dividends in 2004	0.03
Increase in depreciation expense in 2004	(0.02)
Less: All other variances, net	(0.01)
Puget Energy Q3 2004 Earnings	**$0.11**

PSE Regulatory Initiatives

- Effective May 24, 2004, PSE's retail electric rates increased by approximately 3.2 percent, or $44.1 million on an annualized basis, following approval by the Washington Utilities and Transportation Commission (WUTC) in PSE's power cost only rate case. The increase allows PSE to recover higher power costs incurred to serve its electric customers, including recovery of costs related to PSE's purchase of a 49.85 percent interest or approximately 124 megawatts in the Frederickson Power generating facility located near Tacoma, Washington for approximately $81 million. The Federal Energy Regulatory Commission (FERC) also approved the acquisition of the Frederickson Power generating facility.

- In addition to approving increased retail electric rates, the WUTC issued separate orders on May 13, 2004 and June 7, 2004 which resolved certain outstanding issues related to past and potential future fuel cost disallowances for the Tenaska generating facility, as described in further detail in Puget Energy's August 5, 2004 Form 8-K and June 30, 2004 Form 10-Q filed with the SEC.

- PSE filed an electric and natural-gas general rate-increase proposal with the WUTC on April 5, 2004 to financially strengthen the utility as well as to enhance customer service and stabilize energy costs. The rate case proposes increases of 5.8 percent, or $82.8 million annually, and 6.8 percent, or $48.9 million annually for electric and natural gas customers, respectively. The WUTC has established a hearing schedule in the proceeding, which calls for a decision on PSE's request no later than the first quarter of 2005. PSE is in the process of preparing its rebuttal to opposing and intervenors' testimony filed on September 23, 2004. PSE is required to file its rebuttal testimony with the WUTC by November 3, 2004.

- Effective October 1, 2004, PSE's natural gas rates increased 17.6 percent reflecting an adjustment under PSE's Purchased Gas Adjustment (PGA) Mechanism to allow PSE to recover higher wholesale gas costs incurred to serve its firm and interruptible customers. PGA rate increases do not impact PSE earnings.

THIRD QUARTER 2004 EARNINGS PRESENTATION WEBCAST

A management discussion of the third quarter results is scheduled for 2:15PM ET (11:15AM PT) on Tuesday, October 26, 2004. A live webcast of the presentation can be accessed through the Investors section at www.pse.com. The webcast will be archived and available for replay following the live broadcast through midnight (ET) on Thursday, November 25, 2004.

Puget Energy is an energy services holding company that conducts all of its operations through its subsidiaries, PSE and InfrastruX Group. PSE is a regulated utility company that generates, purchases and sells electricity; and purchases, transports and sells natural gas. The service territory of PSE covers approximately 6,000 square miles, principally in the Puget Sound region of Washington state. InfrastruX specializes in contracting services to other gas and electric utilities primarily in the Midwest, Texas, and the south-central and eastern United States regions.

CAUTIONARY STATEMENT: Certain statements contained in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, among which include earnings guidance for the year-end 2004. Forward-looking statements are based on the opinions and estimates of management at the time the statements are made and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements. Factors that could affect actual results include, among others, governmental policies and regulatory actions, including those of the WUTC, and weather conditions. More information about these and other factors that potentially could affect the company's financial results is included in Puget Energy's and PSE's most recent annual report on Form 10-K, quarterly report on Form 10-Q and in their other public filings filed with the Securities and Exchange Commission. Except as required by law, Puget Energy and PSE undertake no obligation to update any forward-looking statements.

###

PUGET ENERGY -- SUMMARY INCOME STATEMENT

(In thousands, except per-share amounts)

	Unaudited Three months ended 9/30[1]		Unaudited Nine months ended 9/30[1]	
	2004	2003	2004	2003
Operating revenues				
Electric [2]	$ 322,669	$ 318,161	$ 1,018,256	$ 1,014,234
Gas	89,432	78,171	484,603	382,706
Non-utility construction services	99,925	93,142	267,496	256,162
Other	2,925	784	4,005	1,853
Total operating revenues	514,951	490,258	1,774,360	1,654,955
Operating expenses				
Purchased electricity [2]	147,589	149,628	517,803	512,542
Residential exchange	(34,014)	(32,894)	(123,799)	(122,550)
Purchased gas	44,574	35,469	270,683	179,795
Electric generation fuel	25,130	21,252	60,132	47,415
Unrealized (gain) loss on derivative instruments	1,894	905	(1,042)	383
Utility operations & maintenance	67,093	67,682	214,149	211,632
Other operations & maintenance	87,361	81,435	232,908	229,072
Depreciation & amortization	62,204	59,159	183,614	176,424
Conservation amortization	4,747	9,897	17,746	23,914
Taxes other than income taxes	46,024	43,176	159,138	147,787
Income taxes	8,524	160	44,307	36,358
Total operating expenses	461,126	435,869	1,575,639	1,442,772
Operating income	53,825	54,389	198,721	212,183
Other income (net of tax)	318	2,663	1,968	5,614
Income before interest charges & minority interest	54,143	57,052	200,689	217,797
Interest charges				
AFUDC	(1,650)	(1,034)	(3,807)	(2,352)
Interest expense	44,484	45,879	133,310	140,843
Mandatorily redeemable securities interest expense [3]	23	1,048	68	1,048
Total interest charges	42,857	45,893	129,571	139,539
Minority interest	162	156	408	106
Net income before cumulative effect of				
accounting change	11,124	11,003	70,710	78,152
SFAS-143 transition adjustment loss (net of tax)	---	---	---	169
Net Income	11,124	11,003	70,710	77,983
Less preferred stock dividend accruals [3]	---	1,118	---	4,779
Income for common stock	$ 11,124	$ 9,885	$ 70,710	$ 73,204
Common shares outstanding	99,580	94,125	99,373	93,930
Diluted shares outstanding	100,043	94,635	99,836	94,440
Basic earnings per common share before cumulative effect of accounting change	$ 0.11	$ 0.10	$ 0.71	$ 0.78
Cumulative effect of accounting change	---	---	---	---
Basic earnings per common share	$ 0.11	$ 0.10	$ 0.71	$ 0.78
Diluted earnings per common share before cumulative effect of accounting change	$ 0.11	$ 0.10	$ 0.71	$ 0.77
Cumulative effect of accounting change	---	---	---	---
Diluted earnings per common share [4]	$ 0.11	$ 0.10	$ 0.71	$ 0.77

[1] Partial-year results may not accurately predict full-year performance, as earnings are significantly affected by weather.

[2] Effective January 1, 2004, non-trading derivative instruments meeting Emerging Issues Task Force Issue No. 03-11 must be shown net in the income statement. Previous year amounts have been reclassified to conform to the current presentation.

[3] Effective July 1, 2003, SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity," requires companies with equity that has characteristics of debt to classify their dividends as interest expense instead of as preferred stock dividends.

[4] Diluted earnings per common share include the dilutive effect of securities related to employee compensation plans.

PUGET SOUND ENERGY -- UTILITY OPERATING DATA

	Three months ended 9/30		Nine months ended 9/30	
	2004	2003	2004	2003
Energy sales revenues *($ in thousands; unaudited)*				
Electricity				
Residential	$ 122,397	$ 114,544	$ 459,058	$ 442,275
Commercial	143,711	135,128	428,877	411,231
Industrial	22,165	21,465	65,318	66,306
Other retail sales, including change in unbilled	5,379	8,175	(11,199)	(7,090)
Subtotal, retail sales	293,652	279,312	942,054	912,722
Transportation, including change in unbilled	2,728	2,618	7,342	9,229
Sales to other utilities & marketers [1]	16,558	26,833	38,793	67,352
Other [2]	9,731	9,398	30,067	24,931
Total electricity sales	322,669	318,161	1,018,256	1,014,234
Gas				
Residential	47,100	41,281	295,381	236,672
Commercial	29,046	24,599	144,155	108,135
Industrial	6,864	5,996	25,436	19,153
Subtotal, retail sales	83,010	71,876	464,972	363,960
Transportation	3,133	3,643	9,679	10,503
Other	3,289	2,652	9,952	8,243
Total gas sales	89,432	78,171	484,603	382,706
Total energy sales revenues	$ 412,101	$ 396,332	$ 1,502,859	$1,396,940
Energy sales volumes *(Unaudited)*				
Electricity (in mWh)				
Residential	1,930,772	1,854,841	7,367,917	7,180,292
Commercial	2,146,246	2,058,314	6,315,736	6,100,560
Industrial	351,834	341,076	1,008,459	1,030,225
Other, including change in unbilled	33,569	73,560	(269,806)	(186,586)
Subtotal, retail sales	4,462,421	4,327,791	14,422,306	14,124,491
Transportation, including change in unbilled	530,204	521,252	1,473,620	1,521,366
Sales to other utilities & marketers	379,280	624,044	930,570	1,741,305
Total mWh	5,371,905	5,473,087	16,826,496	17,387,162
Gas (in 000's of therms)				
Residential	43,403	42,353	315,128	315,033
Commercial	35,067	34,139	182,749	177,915
Industrial	9,206	9,458	34,142	32,968
Transportation	45,238	46,152	148,834	155,284
Total gas volumes	132,914	132,102	680,853	681,200
Margins [3] *($ in thousands; unaudited)*				
Electric	$ 149,271	$ 139,610	$ 451,997	$ 458,536
Gas	34,349	33,606	163,035	161,400
Customers served [4] *(Unaudited)*				
Electricity				
Residential	878,208	856,801	871,422	851,994
Commercial	109,952	109,403	109,447	108,118
Industrial	3,939	3,947	3,957	3,947
Other	2,233	2,084	2,163	2,048
Transportation	17	16	17	16
Total electricity customers	994,349	972,251	987,006	966,123
Gas				
Residential	608,873	585,947	602,085	580,704
Commercial	49,267	47,488	48,712	47,244
Industrial	2,689	2,709	2,712	2,721
Transportation	129	134	129	135
Total gas customers	660,958	636,278	653,638	630,804
Weather *(Unaudited)*				
Actual heating degree days	219	135	2,779	2,832
Normal heating degree days [5]	238	238	3,089	3,068

[1] Effective January 1, 2004, non-trading derivative instruments meeting Emerging Issues Task Force Issue No. 03-11 must be shown net in the income statement. Previous year amounts have been reclassified to conform to the current presentation.

[2] Includes Conservation Trust collection and sales of non-core gas supplies. As of the third quarter 2003 the Conservation Trust payments to bondholders are no longer shown as a reduction in revenue but as an expense due to the consolidation of the Conservation Trust onto PSE's books beginning July 1, 2003. There is no impact on net income.

[3] Electric margin is electric sales to retail and transportation customers less the cost of generating and purchasing electric energy sold to customers, including transmission costs, to bring electric energy to PSE's service territory. Gas margin is gas sales to retail and transportation customers less the cost of gas purchased, including gas transportation costs, to bring gas to PSE's service

territory.

4 Quarterly data represents average served during September.

5 Seattle-Tacoma Airport statistics reported by NOAA which are based on a 30-year average, 1971-2000. Heating degree days measure how far the daily average temperature falls below 65 degrees. Heating degree days in 2004 are adjusted for leap year by adding the February 28th heating degree day amount.

PUGET ENERGY -- SEGMENT RESULTS
(In thousands)

Three months ended 9/30/04 (Unaudited)		Regulated Utility Operations		InfrastruX		Other[1]		Puget Energy Total
Revenues	$	412,101	$	99,925	$	2,925	$	514,951
Depreciation and amortization		57,534		4,606		64		62,204
Income taxes		6,254		1,567		703		8,524
Operating income		48,738		3,607		1,480		53,825
Interest charges		41,072		1,730		55		42,857
Minority interest		--		162		--		162
Net income		8,126		1,677		1,321		11,124
Goodwill, net at 9/30/04	$	--	$	133,069	$	--	$	133,069
Total assets at 9/30/04		5,409,049		366,462		69,901		5,845,412

Three months ended 9/30/03 (Unaudited)								
Revenues	$	396,332	$	93,142	$	784	$	490,258
Depreciation and amortization		54,881		4,216		62		59,159
Income taxes		(1,260)		1,492		(72)		160
Operating income		51,081		3,390		(82)		54,389
Interest charges		44,178		1,662		53		45,893
Minority interest		--		156		--		156
Net income		9,396		1,616		(9)		11,003

Nine months ended 9/30/04 (Unaudited)								
Revenues	$	1,502,859	$	267,496	$	4,005	$	1,774,360
Depreciation and amortization		169,845		13,577		192		183,614
Income taxes		40,153		3,685		469		44,307
Operating income		188,148		9,186		1,387		198,721
Interest charges		124,900		4,514		157		129,571
Minority interest		--		408		--		408
Net income		65,347		4,237		1,126		70,710

Nine months ended 9/30/03 (Unaudited)								
Revenues	$	1,396,940	$	256,162	$	1,853	$	1,654,955
Depreciation and amortization		164,074		12,176		174		176,424
Income taxes		35,528		964		(134)		36,358
Operating income		206,856		5,236		91		212,183
Interest charges		135,349		4,119		71		139,539
Minority interest		--		106		--		106
Net income		74,939		1,007		2,037		77,983
Goodwill, net at 12/31/03	$	--	$	133,302	$	--	$	133,302
Total assets at 12/31/03		5,257,157		342,332		75,196		5,674,685

PUGET SOUND ENERGY - CAPITALIZATION[2]

(In thousands)		(Unaudited) At September 30, 2004			At December 31, 2003	
		Amount	%		Amount	%
Junior subordinated debentures of the corporation payable to a subsidiary trust holding mandatorily redeemable preferred securities	$	280,250	7.0%	$	280,250	7.2%
Mandatorily redeemable preferred stock and long-term debt, including current maturities		2,148,458	53.9%		2,054,894	52.8%
Common equity		1,556,670	39.1%		1,555,469	40.0%
Total capitalization including short-term debt	$	3,985,378	100.0%	$	3,890,613	100.0%

[1] Includes the non-regulated subsidiaries of Puget Sound Energy and miscellaneous holding company expenses. The principal non-regulated subsidiary of PSE is a real estate development company.

[2] At September 30, 2004 and December 31, 2003, Rainier Receivables, a wholly owned subsidiary of PSE, had sold $61 million and $111 million, respectively, in accounts receivable under the accounts receivable securitization program.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants has duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

PUGET ENERGY, INC.

PUGET SOUND ENERGY, INC.

/s/ James W. Eldredge

James W. Eldredge
Corporate Secretary and
Chief Accounting Officer

Date: October 22, 2004